EXHIBIT 19.1
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                              [Company Letterhead]

September 30, 1999

To Our Shareholders:

         On September 13, 1999 the Board of Directors of Thistle Group Holdings, Co. adopted a Shareholder Rights Plan. The adoption of the Plan is designed to assure Thistle Group's stockholders receive full consideration in the event of any proposed takeover of the Company and guard against partial tender offers, squeeze-outs, open market accumulations and other such activity. Our balance sheet and earnings have demonstrated solid growth during these 14 months. The Company does, however, recognize the weakness in the market for small bank's and thrifts and has adopted a plan that will allow the Company to focus on the continued implementation of its strategic initiatives, namely core growth and the reduction of excess capital which will result in increased shareholder value. The Plan allows the board to maintain its fiduciary flexibility to review and analyze transactions that accrete to earnings and long term value.

         Under the Plan, each shareholder of record of Thistle Group's common stock at the close of business on September 30, 1999 will receive a dividend distribution of one Right for each outstanding share of common stock. The Rights expire on September 13, 2009 and thereafter have no further value. They are redeemable by the Board of Directors at a price of $.01 per Right at any time within the ten year period until a person or group has acquired 15% or more of our then outstanding common stock.

         The Rights will not (i) be taxable to shareholders or to the Company upon declaration or receipt; (ii) prevent shareholders from exercising their rights to vote as shareholders of Thistle Group; (iii) be dilutive; (iv) have any effect on reported earnings per share; and (v) affect the manner in which shareholders may presently buy or sell the Company's common stock.

         The Rights are not exercisable until after the distribution date. Until the distribution date, the Rights are attached to the common stock and are not traded separately from the common stock. No separate certificates evidencing the Rights will be issued to shareholders of record on September 30, 1999. The Rights, together with the common stock, will be represented by the certificates for the common stock. After the distribution date, the Rights will detach from the common stock and separate Rights certificates will be issued.



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         A  distribution  date  will  occur 10 days  after  the  date of  public announcement that a person or group has acquired 15% or more of the then outstanding common stock or 10 business days after a person announces an offer to acquire 15% or more of the common stock. When the Rights first become exercisable, unless a person or group has acquired 15% or more of the Company's shares, a holder will be entitled to buy from the Company one one-hundredth of a share of a new series of junior participating preferred stock for $30. If Thistle Group is involved in a merger or other business combination, the Rights will entitle a holder to buy a number of shares of common stock of the acquiring company having a market value of twice the exercise price of each Right. For example, if at the time of the business combination the acquiring company's stock has a per share value of $8.00, the holder of each Right would be entitled to receive 8 shares of the acquiring company's common stock for $32, i.e., at a 50% discount.

         If any person or group acquires 15% or more of the Company's outstanding common stock, holders (other than such person or any member of such group) will be entitled to buy a number of additional shares of our common stock having a market value of twice the exercise price of each Right. For example, if at the time of the 15% acquisition Thistle Group's stock were to have a market value per share equal to $16.00, the holder of each Right (other than such person or member of such group) would be entitled to receive 4 shares of our common stock for $32.

         Following the acquisition by any person or group of 15% or more of our common stock, but only prior to the acquisition by a person or group of a 50% stake, the Board of Directors can exchange the Rights (other than Rights held by such person or group), in whole or in part, for one share of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right. This has an economically dilutive effect on the acquiror, and provide a corresponding benefit to the remaining rights holders that provides comparable value without requiring you to go through the process and expense of exercising your Rights.

         As noted above, the distribution of the Rights will not be taxable, however, stockholders may recognize taxable income upon the occurrence of certain subsequent events.

         In addition to the purchase rights, we also authorized the new series of nonredeemable, junior participating preferred stock purchasable upon exercise of the Rights. Each preferred share will be entitled to an aggregate dividend equal to the greater of $1 per share or 100 times the dividend declared on the common shares. In the event of liquidation, the holders of the preferred shares will be entitled to receive an aggregate liquidation payment equal to the greater of $100 or 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common shares. Finally, in the event of any merger, consolidation or other transaction in which common shares are exchanged, each preferred share will be entitled to receive 100 times the amount received per common share. These rights are protected by customary anti-dilution provisions. In the event of issuance of preferred shares upon exercise of the Rights, depositary receipts may be issued for to facilitate trading. The dividend, liquidation and voting rights, and the non-redemption feature, of the preferred shares are designed so that the value of the one one-hundredth interest in a preferred share purchasable with each Right will approximate the value of one share of common stock.

         Upon written request, we will provide you a copy of a "Summary of Rights to Purchase Shares" which explains the Plan in further detail.

                                   On behalf of the Board of Directors.



                                            John F. McGill, Jr.
                                   President and Chief Executive Officer